UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-35400

JUST ENERGY GROUP INC.
(Translation of registrant’s name into English)

1000 King Street West, Suite 2630
Toronot, Ontario M5X 1E1
(Addres of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         From 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Plan of Compromise and Arrangement, dated as of May 26, 2022.

99.2	Plan Support Agreement, dated as of May 12, 2022, by and among the Just Energy Entities, the Plan Sponsor and the other parties thereto.

99.3	Backstop Commitment Letter, dated as of May 12, 2022, by and among the Initial Backstop Parties party thereto and Just Energy (U.S.) Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 13, 2022

JUST ENERGY GROUP INC.
(Registrant)

By:	/s/ Michael Carter
Name:	Michael Carter
Title:	Chief Financial Officer